                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 3)*


                        AEGIS COMMUNICATIONS GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    00760B105
                                 (CUSIP Number)

                                BARRY E. JOHNSON
                             THAYER CAPITAL PARTNERS
                    1455 PENNSYLVANIA AVENUE, N.W., SUITE 350
                             WASHINGTON, D.C. 20004
                                 (202) 371-0150
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                DECEMBER 27, 2001
             (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

----------------
               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                    -----------------------
CUSIP NO. 00760B105                  13D/A                PAGE 2 OF 13 PAGES
---------------------                                    -----------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Thayer Equity Investors III, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER

                                 35,629,341
     NUMBER OF        ----------------------------------------------------------
       SHARES         8          SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                   60,700,232.42
        EACH          ----------------------------------------------------------
     REPORTING        9          SOLE DISPOSITIVE POWER
       PERSON
        WITH                     35,629,341
                      ----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                 60,700,232.42
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           96,329,573.42
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           76.1%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

---------------------                                    -----------------------
CUSIP NO. 00760B105                  13D/A                PAGE 3 OF 13 PAGES
---------------------                                    -----------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           TC Equity Partners, L.L.C.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER

                                 35,629,341
     NUMBER OF        ----------------------------------------------------------
       SHARES         8          SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                   60,700,232.42
        EACH          ----------------------------------------------------------
     REPORTING        9          SOLE DISPOSITIVE POWER
       PERSON
        WITH                     35,629,341
                      ----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                 60,700,232.42
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           96,329,573.42
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           76.1%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------

---------------------                                    -----------------------
CUSIP NO. 00760B105                  13D/A                PAGE 4 OF 13 PAGES
---------------------                                    -----------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           TC Co-Investors, LLC
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER

                                 150,838
     NUMBER OF        ----------------------------------------------------------
       SHARES         8          SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                   96,178,735.42
        EACH          ----------------------------------------------------------
     REPORTING        9          SOLE DISPOSITIVE POWER
       PERSON
        WITH                     150,838
                      ----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                 96,178,735.42
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           96,329,573.42
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           76.1%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------

---------------------                                    -----------------------
CUSIP NO. 00760B105                  13D/A                PAGE 5 OF 13 PAGES
---------------------                                    -----------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           TC Management Partners, L.L.C.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER

                                 150,838
     NUMBER OF        ----------------------------------------------------------
       SHARES         8          SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                   96,178,735.42
        EACH          ----------------------------------------------------------
     REPORTING        9          SOLE DISPOSITIVE POWER
       PERSON
        WITH                     150,838
                      ----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                 96,178,735.42
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           96,329,573.42
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           76.1%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------

---------------------                                    -----------------------
CUSIP NO. 00760B105                  13D/A                PAGE 6 OF 13 PAGES
---------------------                                    -----------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Frederic V. Malek
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER

                                 Disclaimed (see 11 below).
     NUMBER OF        ----------------------------------------------------------
       SHARES         8          SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                   Disclaimed (see 11 below).
        EACH          ----------------------------------------------------------
     REPORTING        9          SOLE DISPOSITIVE POWER
       PERSON
        WITH                     Disclaimed (see 11 below).
                      ----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                 Disclaimed (see 11 below).
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Malek, except to the extent of his pecuniary interest therein.
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           [X] Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Malek, except to the extent of his pecuniary interest therein.
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Not applicable (see 11 above).
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

---------------------                                    -----------------------
CUSIP NO. 00760B105                  13D/A                PAGE 7 OF 13 PAGES
---------------------                                    -----------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Carl J. Rickertsen
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER

                                 Disclaimed (see 11 below).
     NUMBER OF        ----------------------------------------------------------
       SHARES         8          SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                   Disclaimed (see 11 below).
        EACH          ----------------------------------------------------------
     REPORTING        9          SOLE DISPOSITIVE POWER
       PERSON
        WITH                     Disclaimed (see 11 below).
                      ----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                 Disclaimed (see 11 below).
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Rickertsen, except to the extent of his pecuniary interest therein.
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           [X] Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Rickertsen, except to the extent of his pecuniary interest therein.
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Not applicable (see 11 above).
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

---------------------                                    -----------------------
CUSIP NO. 00760B105                  13D/A                PAGE 8 OF 13 PAGES
---------------------                                    -----------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Paul G. Stern
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER

                                 Disclaimed (see 11 below).
     NUMBER OF        ----------------------------------------------------------
       SHARES         8          SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                   Disclaimed (see 11 below).
        EACH          ----------------------------------------------------------
     REPORTING        9          SOLE DISPOSITIVE POWER
       PERSON
        WITH                     Disclaimed (see 11 below).
                      ----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

                                 Disclaimed (see 11 below).
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           Beneficial ownership of all shares disclosed in this Statement is disclaimed by Dr. Stern, except to the extent of his pecuniary interest therein.
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           [X] Beneficial ownership of all shares disclosed in this Statement is disclaimed by Dr. Stern, except to the extent of his pecuniary interest therein.
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Not applicable (see 11 above).
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

-----------------------------                          -------------------------
CUSIP NO. 00760B105                     13D/A            PAGE 9 OF 13 PAGES
-----------------------------                          -------------------------


               This Amendment No. 3 to Schedule 13D relating to the common stock, par value $0.01 per share (the "Common Stock"), of Aegis Communications Group, Inc., a Delaware corporation (the "Company"), is being filed on behalf of
(i) Thayer Equity Investors, III, L.P., a Delaware limited partnership ("Thayer"), (ii) TC Equity Partners, L.L.C., a Delaware limited liability company ("Equity"), (iii) TC Co-Investors, LLC, a Delaware limited liability company ("Co-Investors"), (iv) TC Management Partners, L.L.C, a Delaware limited liability company ("Management"), (v) Frederic V. Malek, (vi) Carl J. Rickersten, and (vii) Paul G. Stern. This Amendment No. 3 is being filed to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission ("SEC") on January 19, 2001 (the "Schedule 13D"). Reference is hereby made to Amendment No. 2 to the Statement on Schedule 13D filed with the SEC on June 11, 2001 ("Amendment No. 2"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning as set forth in the Schedule 13D, as amended.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Item 3 is hereby amended and supplemented by adding the following thereto:

               According to an amendment to Schedule 13D relating to the Common Stock of the Company filed on January 7, 2002 on behalf of the Questor Entities (as hereinafter defined), the purchases of Common Stock described in Item 4 were made using cash funds provided by Questor Partners Fund II, L.P., a Delaware limited partnership ("Questor Partners II"), Questor Side-by-Side Partners II, L.P., a Delaware limited partnership ("Questor SBS II"), and Questor Side-by-Side Partners II 3(c)(1), L.P.", a Delaware limited partnership ("Questor 3(c)(1)," and together with Questor Partners II and Questor SBS II, the "Questor Entities").

ITEM 4.        PURPOSE OF TRANSACTION.

               Item 4 is hereby amended and supplemented by adding the following thereto:

               On December 27, 2001, the Questor Entities purchased (the "Questor Purchase") 2,788,502 shares of Common Stock of the Company at a per share purchase price of $0.17 (or an aggregate purchase price of $474,045.34) and 7,002.84 shares of Series E Preferred Stock, par value $0.01 per share, of the Company at a per share purchase price of approximately $7.16 (or an aggregate purchase price of $50,125.59) in a private transaction directly from ITC Services Company ("ITC").

               According to an amendment to Schedule 13D relating to the Common Stock of the Company filed on January 7, 2002 on behalf of the Questor Entities, the Questor Entities made the Questor Purchase for the purpose of increasing their investment in the Company.

ITEM 5.        INTEREST IN SECURITIES OF THE COMPANY.

               Item 5 is hereby amended to state in its entirety as follows:

        (a) As of December 31, 2001, each of Thayer, Equity, Co-Investors and Management beneficially owns 96,329,573.42 shares of Common Stock as follows:
(i) 19,059,206 shares of Common Stock; (ii) 2,269,224 shares of Common Stock issuable upon the exercise of certain warrants to purchase Common Stock; (iii) 5,585,093 shares of Common Stock issuable upon the conversion of the Company's Series D Preferred Stock; (iv) 1,999,030 shares of Common Stock issuable upon the conversion of the Company's Series E Preferred Stock; (v) 6,867,626 shares of Common Stock issuable upon the conversion of certain convertible debt of the Company; (vi) 57,466,036 shares of Common Stock issuable upon the conversion of the Company's Series F Preferred Stock owned by the Questor Entities as of such date; (vii) 294,856.42 shares of Common Stock issuable upon the conversion of the Company's Series E Preferred Stock owned by the Questor Entities as of such date; and (viii) 2,788,502 shares of Common Stock owned by the Questor Entities as of such date. As a result of the Stockholders Agreement with the Questor Entities, the Thayer Entities and other Reporting Persons may be deemed to be acting as a group with the Questor Entities.

-----------------------------                          -------------------------
CUSIP NO. 00760B105                     13D/A            PAGE 10 OF 13 PAGES
-----------------------------                          -------------------------

               The beneficial ownership of 96,329,573.42 shares of Common Stock represents 76.1% of the class, as calculated pursuant to Rule 13d-3(d)(1)(i) under the Act and based on the number of shares of Common Stock reported as outstanding by the Company in the Company's Report on Form 10-Q for the quarter ended September 30, 2001. Each of Messrs. Malek and Rickertsen and Dr. Stern disclaims beneficial ownership of all shares disclosed in this Statement except to the extent of his respective pecuniary interest therein.

        (b)    (i)    Number of shares as to which each of Thayer and Equity
                      has:

                      Sole power to vote or to direct the vote: 35,629,341 Shared power to vote or to direct the vote: 60,700,232.42 Sole power to dispose or to direct the disposal of: 35,629,341
                      Shared power to dispose or to direct the disposal
                        of: 60,700,232.42

               (ii) Number of shares as to which each of Co-Investors and Management has:

                      Sole power to vote or to direct the vote:  150,838
                      Shared power to vote or to direct the vote: 96,178,735.42 Sole power to dispose or to direct the disposal of:  150,838
                      Shared power to dispose or to direct the disposal
                        of: 96,178,735.42

               (iii) Each of Messrs. Malek and Rickertsen and Dr. Stern disclaims beneficial ownership of all shares disclosed in this Statement except to the extent of his respective pecuniary interest therein.

        (c) As of November 30, 2001 and December 31, 2001, respectively, the Reporting Persons acquired beneficial ownership of (i) Series D Preferred Stock of the Company, in payment of dividends by the Company, convertible into approximately 66,348.79 and 68,560.41 shares of Common Stock, respectively; (ii) Series E Preferred Stock of the Company, in payment of dividends by the Company, convertible into approximately 23,747.71 and 24,539.30 shares of Common Stock, respectively; and (iii) convertible notes of the Company, in payment of interest by the Company, convertible into approximately 66,632.85 and 71,075.04 shares of Common Stock, respectively.

        (d) Except for the Questor Entities, with respect to the shares of Common Stock issuable upon the conversion of the Company's Series F Preferred Stock owned by them and reported herein by the Reporting Persons as a result of the Stockholders Agreement, no person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

        (e)    Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

               Item 6 is hereby amended and supplemented by adding the following thereto:

               The Stock Transfer Letter, dated December 27, 2001, between ITC and Questor Management Company, LLC, on behalf of itself and the Questor Entities that will acquire the Shares (as defined therein), sets forth certain terms and conditions of the Questor Purchase.

-----------------------------                          -------------------------
CUSIP NO. 00760B105                     13D/A            PAGE 11 OF 13 PAGES
-----------------------------                          -------------------------

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.           TITLE
-----------           -----

      99.1            Joint Filing Agreement and Power of Attorney, dated January 18, 2001, among Thayer
                      Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC
                      Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.*

      99.2            Joint Filing Agreement, dated March 5, 2001, among Thayer Equity Investors III, L.P.,
                      TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C.,
                      Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.**

      99.3            Joint Filing Agreement, dated June 11, 2001, among Thayer Equity Investors III, L.P.,
                      TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C.,
                      Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.***

      99.4            Joint Filing Agreement, dated January 8, 2002, among Thayer Equity Investors III, L.P.,
                      TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C.,
                      Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.

      99.5            Stock Transfer Letter dated December 27, 2001, by and between ITC Services Company and
                      Questor Management Company, LLC, on behalf of itself and the Questor Entities.****



------------------
* Incorporated by reference to Exhibit 99.1 to the Schedule 13D of the Thayer Entities with respect to the Common Stock of the Company, filed on January 19, 2001.

** Incorporated by reference to Exhibit 99.2 to the Schedule 13 D/A of the Thayer Entities with respect to the Common Stock of the Company, filed on March 5, 2001.

*** Incorporated by reference to Exhibit 99.3 to the Schedule 13 D/A of the Thayer Entities with respect to the Common Stock of the Company, filed on June 11, 2001.

**** Incorporated by reference to Exhibit 2 to the Schedule 13 D/A of the Questor Entities with respect to the Common Stock of the Company, filed on January 7, 2002.

-----------------------------                          -------------------------
CUSIP NO. 00760B105                     13D/A            PAGE 12 OF 13 PAGES
-----------------------------                          -------------------------


                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          Dated:        January 8, 2002

THAYER EQUITY INVESTORS III, L.P.,                        TC EQUITY PARTNERS, L.L.C.,
a Delaware limited partnership                            a Delaware limited liability company

By:     TC Equity Partners, L.L.C.,
        a Delaware limited liability company,                           /s/ Barry E. Johnson
        its General Partner                                      -----------------------------
                                                                 Barry E. Johnson
                                                                 Secretary, Treasurer and
                                                                 Chief Financial Officer
               /s/ Barry E. Johnson
        ------------------------------------
               Barry E. Johnson
               Secretary, Treasurer and
               Chief Financial Officer


TC CO-INVESTORS, LLC,                                     TC MANAGEMENT PARTNERS, L.L.C.,
a Delaware limited liability company                      a Delaware limited liability company

By:     TC Management Partners, L.L.C.,
        a Delaware limited liability company,                           /s/ Barry E. Johnson
        its General Partner                                      ------------------------------------
                                                                 Barry E. Johnson
                                                                 Secretary, Treasurer and
                                                                 Chief Financial Officer
               /s/ Barry E. Johnson
        ------------------------------------
               Barry E. Johnson
               Secretary, Treasurer and
               Chief Financial Officer




        /s/ Barry E. Johnson                                     /s/ Barry E. Johnson
--------------------------------------------              -------------------------------------------
FREDERIC V. MALEK                                         CARL J. RICKERTSEN
By:     Barry E. Johnson                                  By:    Barry E. Johnson
        Attorney-in-fact                                         Attorney-in-fact


        /s/ Barry E. Johnson
--------------------------------------------
PAUL G. STERN
By:     Barry E. Johnson
        Attorney-in-fact

-----------------------------                          -------------------------
CUSIP NO. 00760B105                     13D/A            PAGE 13 OF 13 PAGES
-----------------------------                          -------------------------


                                  EXHIBIT LIST

EXHIBIT NO.           TITLE
-----------           -----

      99.1            Joint Filing Agreement and Power of Attorney, dated January 18, 2001, among Thayer
                      Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC
                      Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.*

      99.2            Joint Filing Agreement, dated March 5, 2001, among Thayer Equity Investors III, L.P.,
                      TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C.,
                      Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.**

      99.3            Joint Filing Agreement, dated June 11, 2001, among Thayer Equity Investors III, L.P.,
                      TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C.,
                      Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.***

      99.4            Joint Filing Agreement, dated January 8, 2002, among Thayer Equity Investors III, L.P.,
                      TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C.,
                      Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.

      99.5            Stock Transfer Letter dated December 27, 2001, by and between ITC Services Company and
                      Questor Management Company, LLC, on behalf of itself and the Questor Entities.****

------------------

* Incorporated by reference to Exhibit 99.1 to the Schedule 13D of the Thayer Entities with respect to the Common Stock of the Company, filed on January 19, 2001.

** Incorporated by reference to Exhibit 99.2 to the Schedule 13 D/A of the Thayer Entities with respect to the Common Stock of the Company, filed on March 5, 2001.

*** Incorporated by reference to Exhibit 99.3 to the Schedule 13 D/A of the Thayer Entities with respect to the Common Stock of the Company, filed on June 11, 2001.

**** Incorporated by reference to Exhibit 2 to the Schedule 13 D/A of the Questor Entities with respect to the Common Stock of the Company, filed on January 7, 2002.